Exhibit (4)(i)

EXHIBIT (4)(i)

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED INDEX-LINKED ANNUITY CONTRACT

Transamerica Life Insurance Company

Cedar Rapids, IA

Contact us at 6400 C Street SW, Cedar Rapids, IA 52499

(800) 525-6205

www.transamerica.com

READ YOUR POLICY CAREFULLY

This policy is a legal contract between the Owner and Transamerica Life Insurance Company issued in consideration of the payment of an initial premium.

Amounts withdrawn or Surrendered may be subject to surrender charges. This policy includes provisions which may waive surrender charges under certain circumstances. The value held in the Index Account(s) of Your policy may increase or decrease in value. Policy Value and benefits based on Index Account(s) allocations are not guaranteed and will increase or decrease in part due to the performance of the Index Account(s). While the Policy Value may be affected by an external index, the policy does not directly participate in any investments, securities or other instruments that comprise the index.

We agree to provide annuity payments, to pay withdrawal benefits, to pay Surrender benefits, and to pay death proceeds in accordance with this policy, as applicable.

This policy will be terminated upon Surrender, Involuntary Cashout and upon the payment of death proceeds.

This policy may be applied for and issued to qualify as a tax-qualified annuity under applicable sections of the Internal Revenue Code (IRC).

RIGHT TO CANCEL

You may cancel this policy by delivering or mailing a written notice in Good Order to us or Your registered representative. You must return the policy to us before close of business on the 10th day after the day You receive it. Notice given by mail and return of the policy by mail are effective on being postmarked, properly addressed and postage prepaid.

We will pay You an amount equal to the Policy Value plus any fees or charges deducted under the policy on the date of the cancellation, unless otherwise required by law.

If this policy is a replacement of another annuity or life insurance policy, the Right to Cancel period is extended to 30 days.

Any questions or complaints pertaining to this policy may be directed to our Administrative Office. You may contact the State Department of Insurance at XXX-XXX-XXXX.

Signed for us at our home office.

Blake Bostwick President	Karyn S.W. Polak Secretary

Individual Flexible Premium Deferred Annuity

With Waiver of Surrender Charge Benefit

And Any Applicable Index-Linked Interest Option(s)

Income Payable At Annuity Commencement Date

Non-Participating

TABLE OF CONTENTS

Definitions	3

Policy Data Pages

General Provisions	6

Premium Payments	8

Cash Value and Withdrawals	9

Policy Value	12

Accounts	12

Transfers	13

Death Proceeds	13

Income Options	16

Income Option Tables	18

SECTION 1 – DEFINITIONS

Account(s) – The Allocation Account(s) and the Fixed Holding Account.

Advisory Fee Withdrawal – If you have an advisor, asset manager or broker/dealer who manages Your policy for a fee, You may elect to have that fee deducted from Your Policy Value and paid directly to Your advisor, asset manager or broker/dealer.

Allocation Account(s) – The Fixed Account, if offered for new allocations, and the Index Account(s) to which You may allocate Premium or transfer Policy Value.

Allocation Date – On the Allocation Date, the premiums held in the Fixed Holding Account will be allocated among the Allocation Account(s) according to Your instructions.

Annuitant – The person on whose life any annuity payments involving life contingencies will be based.

Annuity Commencement Date – The date an income option has been selected, all necessary paperwork is in Good Order, and the Company has issued a supplementary contract. In no event can this date be earlier than the third Policy Anniversary, or later than the Policy Anniversary on or following the day in which the Annuitant attains age 99. You may elect an Annuity Commencement Date at any time by giving the Company 30 days written notice. If You do not elect an Annuity Commencement Date prior to the last available Annuity Commencement Date, annuity payments will begin as outlined in Section 10.

Business Day – Any day when the New York Stock Exchange is open for regular trading.

Cash Value – The amount as defined in Section 5 that is available for withdrawal or Surrender.

Commissioner – The primary insurance regulator for the state in which this policy has been issued.

Company (we, us, our) – Transamerica Life Insurance Company.

Crediting Period – The period of time following an allocation to the Allocation Account(s) in which the current rates associated with the allocation will not change. For the Index Account(s), the period of time is also used to determine the change in the index value and the corresponding interest to be credited.

Custodial Care – Care designed primarily to help a person with the activities of daily living which does not require continuous attention of trained medical or paramedical personnel.

Decedent – The deceased Annuitant or Owner.

Designated Beneficiary – An individual who is the surviving Owner, if any, and any individual designated as beneficiary by the Owner.

Earnings – An amount equal to the Policy Value at the time of withdrawal or Surrender, minus the sum of all Premium Payments reduced by all prior withdrawals deemed to have been from premium, if any.

Fixed Account – The account, if offered for new allocations, in which some or all of Your Premium Payments may be allocated and any portion of Your Policy Value may be transferred. Interest on the Fixed Account will be credited daily and compounded annually, based on a fixed rate declared by us.

Fixed Holding Account – The account in which Your Premium Payments are held until the Allocation Date. Interest on the Fixed Holding Account will be credited daily and compounded annually, based on a rate declared by us.

Good Order – The receipt by the Company, at our Administrative Office, of all information, documentation, instructions and/or Premium Payment deemed necessary by the Company to issue the policy or execute any transaction pursuant to the terms of the policy.

Guaranteed Minimum Effective Annual Interest Rate – The lowest possible credited rate the Company may use to determine the Fixed Account and Fixed Holding Account portions of Your Policy Value prior to the Annuity Commencement Date. This rate will not change for the life of the policy and is shown in Section 2 - Policy Data.

Hospital – An institution which:

1.	Is operated pursuant to the laws of the jurisdiction in which it is located;

2.	Operates primarily for the care and treatment of sick and injured persons on an inpatient basis;

3.	Provides 24-hour nursing service by or under the supervision of registered graduate nurses;

4.	Is supervised by a staff of one or more licensed Physicians; and

5.	Has medical, surgical and diagnostic facilities or access to such facilities.

Index Account(s) – The account in which some or all of Your Premium Payments may be allocated and any portion of Your Policy Value may be transferred. The Index Account value can be either increased or decreased by the performance of an Index You select. We may make one or more Index Account(s) available. The Index Account rider(s) set forth the terms of the Index Account Option(s) including the Index Credit Rates and Index Account value calculation, and termination provisions of the Index Account rider. The Index Account(s) are a part of the Separate Account.

Index Account Option(s) - An Index Account Option is composed of an Index, Crediting Period, Growth Opportunity and Downside Protection features. The Index Account Option(s) You elected will be shown in Section 2-Policy Data. We may offer any combination of Index Account Option(s). We reserve the right to add or remove any index and/or Index Account Option(s).

Minimum Nonforfeiture Interest Rate – The interest rate shown in Section 2 - Policy Data which is used to determine the Minimum Required Cash Value as defined in the nonforfeiture law. This rate is not the credited rate used to determine Your policy’s Cash Value.

Minimum Required Cash Value – The minimum amount we will pay You on Surrender, which is equal to the sum of (1) and (2), where:

(1)

Is equal to 87.5% of premiums and transfers to the Fixed Account and Fixed Holding Account, less prior requested withdrawals (including Advisory Fee Withdrawals) and transfers from the Fixed Account and Fixed Holding Account, less a $50 deduction at the beginning of each Policy Year, all accumulated at the Minimum Nonforfeiture Interest Rate shown in Section 2 - Policy Data; and

(2)	Is equal to the Index Account portion of the Policy Value less the surrender charge attributable to the Index Account(s).

Nursing Care – Care prescribed by a Physician and performed or supervised by a registered graduate nurse. Such care includes nursing and rehabilitation services available 24 hours a day.

Nursing Facility – A facility which:

1.	Is operated under the laws of the jurisdiction in which it is located;

2.	Provides Nursing Care or Custodial Care;

3.	Primarily provides Nursing Care under the direction of a licensed Physician, registered graduate nurse, or licensed vocational nurse, except when receiving Custodial Care; and

4.

Is not other than incidentally a Hospital, a home for the aged, a retirement home, a rest home, a community living center or a place mainly for the treatment of alcoholism, mental illness or drug abuse.

Owner – The person(s) or entity who may exercise and receive all rights, privileges and benefits under the policy.

Payee – The person to whom annuity payments will be made.

Physician – A Doctor of Medicine or Doctor of Osteopathy who is licensed as such and operating within the scope of such license.

Policy Anniversary – The anniversary of the Policy Date for each year the policy remains in force. If a certain date does not exist in a given month, the first day of the following month will be used.

Policy Date – The date, shown in Section 2 - Policy Data, on which this policy becomes effective.

Policy Value – The amount described in Section 6, which represents the value of Your Account(s).

Policy Year – The 12-month period following the Policy Date shown in Section 2 - Policy Data. The first Policy Year starts on the Policy Date. Each subsequent Policy Year starts on the Policy Anniversary.

Premium Payment – An amount paid to us by or on behalf of an Owner, as consideration for the benefits provided under this policy.

Surrender – A full withdrawal of Cash Value and termination of this policy.

Separate Account – The separate investment account(s) established by us to which all or a portion of Your Premium Payments and Policy Value may be allocated.

Terminal Condition – A condition resulting from an accident or illness which, as determined by a Physician, has reduced life expectancy to not more than 12 months, despite appropriate medical care.

You, Your – The Owner of this policy. If a joint Owner is named, reference to “You” or “Your” in this policy will apply to both the Owner and any joint Owner.

SECTION 3 – GENERAL PROVISIONS

The Contract

The entire contract consists of this policy and any applications, endorsements or riders. If any portion of this contract is found to be invalid, unenforceable or illegal, the remainder shall not in any way be affected or impaired thereby, but shall have the same force and effect as if the invalid, unenforceable or illegal portion had not been inserted.

Modification of Contract

No change in this contract is valid unless made in writing by us and approved by one of our authorized officers and given to You for attachment to the policy.

Tax Qualification and Change of Law

This policy is intended to qualify as an annuity contract for federal income tax purposes. The provisions of this policy are to be interpreted to maintain such qualification, notwithstanding any other provisions to the contrary. To maintain such tax qualification, we reserve the right to amend this policy, retroactively or prospectively, to reflect any changes or clarifications that may be needed or are appropriate to maintain such tax qualification or to conform this policy to any applicable changes in the tax qualification requirements. Any such amendment will be filed with and approved by the appropriate regulatory authorities prior to use. We will send You a copy in the event of any such amendment. If You refuse such an amendment, You must provide written notice to us, and Your refusal may result in adverse tax consequences. We reserve the right to amend this policy, including any riders or endorsements, as necessary to comply with specific direction provided by our state or federal regulators, through change of law, rule, regulation, bulletin, regulatory directives or agreements.

Non-Participating

This policy will not share in our profits.

Misstatements; Age or Sex Corrections

All statements made in any application for the policy or policy benefits, in the absence of fraud, are deemed representations and not warranties. We may require proof of the Annuitant’s or Owner’s age and/or sex before any payments associated with the death benefit or any rider(s) attached to this policy are made. If the age and/or sex of the Annuitant or Owner is incorrectly stated, we will base any such payment associated with the death benefit and/or rider benefit proceeds on the Annuitant’s or Owner’s correct age and/or sex. If required by law to ignore differences in the sex of the Annuitant, the annuity payments will be determined using the unisex factors in Section 11.

We may require proof of the Annuitant’s age and/or sex before starting annuity payments. If the age and/or sex (or both) of the Annuitant is incorrectly stated, we will correct the amount payable based upon the Annuitant’s correct age and/or sex, if applicable. Any underpayment made by us will be paid with the next payment. Any overpayment by us will be deducted from future payments. Any underpayment or overpayment will include annual interest at a rate of 1% per year, from the date of the underpayment or overpayment to the date of the adjustment.

Incontestability

Subject to Misstatements; Age or Sex Corrections above, this policy shall be incontestable from two years from the Policy Date.

Involuntary Cashout

If, at anytime, Your Policy Value is below $2,000, and there have been no Premium Payments made to the policy within the last two Policy Years, we reserve the right to terminate the policy and pay the greater of:

1.	The Fixed Account and Fixed Holding Account portions of the Minimum Required Cash Value plus the Index Account(s) portion of the Policy Value; or

2.	The Policy Value.

Evidence of Survival

We have the right to reasonably require satisfactory evidence that a person is alive if a payment is based on that person being alive.

Rights of Owner

The Owner may, while the Annuitant is living:

1.	Assign this policy with our consent;

2.	Change the Owner with our consent;

3.	Surrender the policy to us;

4.	Amend or modify the policy with our consent;

5.	Receive annuity payments or name a Payee to receive the payments; and

6.	Exercise, receive and enjoy every other right and benefit contained in the policy.

The use of these rights may be subject to the consent of any assignee or irrevocable beneficiary, and of the spouse in a community or marital property state. Unless we have been notified of a community or marital property interest in this policy, we will rely on our good faith belief that no such interest exists and will assume no responsibility for inquiry.

We reserve the right to refuse our consent on a non-discriminatory basis with respect to any action under the policy that requires our consent.

Change of Ownership

You can change the Owner of this policy from Yourself to a new Owner with our prior approval. You must send written notification, to our Administrative Office, which contains all necessary information to make the change. Any Owner change made, unless otherwise specified by the Owner, shall take effect on the date the notification is signed by the Owner, when received in Good Order, subject to any payments made or actions taken by us prior to receipt of the notification and subject to our prior approval. No change will apply to any payment we made before the written notice was received.

We may require that the change be endorsed in the policy. Changing the Owner does not change the beneficiary or the Annuitant. A change of ownership may result in adverse tax consequences. A change in ownership due to death is outlined further in Section 9.

Change of Annuitant

Once this policy is issued, generally, the Annuitant cannot be changed. In certain circumstances the Annuitant can be changed, such as when the policy is transferred pursuant to a divorce or when a policy is continued as permitted in Section 9.

Assignment

This policy may be assigned with our prior approval. You must send written requests, to our Administrative Office, which contains all necessary information to make the change. Any assignment made, unless otherwise specified by the Owner, shall take effect on the date the notification is signed by the Owner, when received in Good Order, subject to any payments made or actions taken by us prior to receipt of the notification and subject to our prior approval.

We assume no responsibility for the validity of any assignment. Any claim made under an assignment shall be subject to proof of interest and the extent of the assignment.

Assignment of this policy may result in adverse tax consequences.

Deferment

We may defer payments or transfers from the policy if:

1.	The New York Stock Exchange is closed other than for usual weekends or holidays or trading on the Exchange is otherwise restricted;

2.	An emergency exists as defined by the Securities and Exchange Commission (SEC) or the SEC requires that trading be restricted; or

3.	The SEC permits a delay for the protection of Owners.

When permitted by law, we may defer (with prior authorization from the Commissioner) payment of any withdrawals or Surrender proceeds from the policy for up to 6 months from the date we receive Your request. If the Owner or Annuitant dies after the request is received, but before the request is processed, the request will be processed before the death proceeds are determined. Interest may be paid on any amount deferred for 30 days or more, based on the Index Account Option(s) selected. For amounts allocated to the Fixed Account and Fixed Holding Account, the interest rate will be the Guaranteed Minimum Effective Annual Interest Rate shown in Section 2 – Policy Data, unless otherwise required by law.

If we delay payment of any transactions as noted above, we will disclose to You the specified date on which the above transactions will be effective and the reason for the delay.

Reports to Owner

We will give You a report at least once each Policy Year. This report will show any information required by law or regulation and will be mailed to Your last known address as shown in our records or otherwise provided to You according to Your preferences. The information provided will be as of a date not more than four months prior to the date of the mailing. We will provide copies of the report available to You upon request at no additional cost.

Time Limits on Legal Actions

No action at law or in equity may be brought until 60 days after we receive proof of entitlement to policy benefits. No such action may be brought more than three years after:

1.	The date we receive proof of entitlement to policy benefits; or

2.	The time within which proof of entitlement is required to be given;

whichever is earlier.

Conformity With State Laws

Any provision of the policy that, on the Policy Date, conflicts with the laws of the state in which the policy is issued, is amended to meet the minimum requirements of such laws.

SECTION 4 – PREMIUM PAYMENTS

Payment of Premiums

Premium Payments may be made at any time while this policy is in force and prior to the Annuity Commencement Date, subject to the minimums and maximums as specified in Section 2 – Policy Data. The Company may decline any additional Premium Payments on a non-discriminatory basis.

Premium Payment Date

The Premium Payment date is the date the Premium Payment is credited to the policy. The initial Premium Payment will be credited to the policy within two Business Days after the Business Day we receive it and Your complete policy information in Good Order. Subsequent Premium Payments will be credited to the policy within two Business Days after the Business Day we receive the Premium Payment and required information in Good Order.

Allocation of Premium Payments

Premium Payments will be allocated from the Fixed Holding Account to the available Allocation Account(s). For any Premium Payment, You must indicate what percentage to allocate to the Allocation Account(s).

Each percentage may be either zero or any whole number; however, the allocation among the Allocation Account(s) must total 100%.

Premium Taxes

Your state may impose premium taxes on the Premium Payments You make. We currently do not deduct for these taxes at the time You make a Premium Payment unless required by the applicable state law. Generally, we will deduct the total amount of premium taxes, if any, from the Policy Value when You begin receiving annuity payments under an income option, You Surrender the policy, or death proceeds are paid.

SECTION 5 – CASH VALUE AND WITHDRAWALS

A.	CASH VALUE

On or before the Annuity Commencement Date, You may make withdrawals or Surrender the Cash Value. The Cash Value is equal to the Policy Value less any surrender charges, if applicable. Information on the current amount of Your Cash Value is available upon request. We must receive Your withdrawal or Surrender request, in Good Order, before the Annuity Commencement Date.

There is no Cash Value once an income option (as set forth in Section 10) has been selected, all necessary instructions are received in Good Order, and the Company has issued a supplementary contract.

B.	WITHDRAWALS AND SURRENDERS

You may, on or before the Annuity Commencement Date, withdraw all (Surrender) or a portion (withdrawal) of the amount available under this policy, provided we receive Your request, in Good Order, while this policy is in effect and before the Annuity Commencement Date. The minimum withdrawal is $500, with the exception of systematic payouts and required minimum distributions.

You may specify that the withdrawal be taken from specific Index Account Option(s) and/or the Fixed Account. If You do not specify where the withdrawal shall be taken, the withdrawal will be taken pro rata from all Allocation Account(s) in which You are invested, excluding the Fixed Holding Account until all other Allocation Account(s) have been depleted.

Withdrawals will reduce the amount of the death proceeds. Withdrawals and Surrenders will normally be effective as of the end of the Business Day the request is received in Good Order.

You may request withdrawals in either a gross or a net amount. The gross withdrawal is the total amount which will be deducted from Your Policy Value as a result of each withdrawal, while the net withdrawal is the amount You actually receive. The gross withdrawal may be more than Your requested withdrawal amount, if requested on a net basis, depending on whether surrender charges apply at the time of the withdrawal. Premium taxes may also apply upon a Surrender.

The gross withdrawal equals the net withdrawal plus the surrender charge on the excess withdrawal amount.

The excess withdrawal amount is the portion of the requested withdrawal or Surrender that is subject to surrender charges (that is, the portion which is in excess of the surrender charge-free portion). For example, if the requested withdrawal or Surrender amount is $1,000, and the surrender charge-free amount is $200, then the excess withdrawal that is subject to surrender charge would be $800.

Each withdrawal or Surrender consists of a portion which may be subject to a surrender charge (that is, the excess withdrawal) and a remaining portion that is free from surrender charge (that is, the surrender charge-free amount). Either portion may be zero (0) depending on the withdrawal or Surrender requested and prior amounts withdrawn.

Systematic Payout Option

A Systematic Payout Option (SPO) is a series of pre-scheduled withdrawals. Beginning in the first Policy Year, a SPO is available on a monthly, quarterly, semi-annual or annual basis. At the time a SPO is made, each such payout must be at least $50. Monthly and quarterly SPO’s must be sent through electronic funds transfer directly to a checking, savings or other similar financial account. You may stop SPO payouts at any time with a 30 day written notice sent to our Administrative Office.

Surrender Charge-Free Amount

Each Policy Year, You may withdraw or Surrender a portion of Your Policy Value free from any surrender charge. The surrender charge-free amount each Policy Year is equal to the greater of (1) and (2), where:

1.	The percentage of total Premium payments as shown in Section 2-Policy Data, less any withdrawals taken during the current Policy Year; and

2.	Earnings, plus premiums no longer subject to surrender charges.

The surrender charge-free amount available will be determined at the time of any withdrawal in each Policy Year. Any withdrawals in that Policy Year will reduce the amount available free of surrender charges. Withdrawals taken per (1) and (2) above will reduce Your surrender charge-free amount. Surrender charges will not be assessed against Earnings withdrawn from Your policy. Any unused portion of Your surrender charge-free amount cannot be carried forward to subsequent Policy Years.

Any amounts withdrawn under Required Minimum Distribution, Nursing Care and Terminal Condition Waiver and Unemployment Waiver will reduce the amount available free of surrender charges. Surrender charges may be waived as described below. A withdrawal or Surrender shall not prejudice the waiver of any surrender charge.

Required Minimum Distribution

For tax-qualified plans and policies, withdrawals taken to satisfy required minimum distribution requirements under Section 401(a)(9) of the IRC are available with no surrender charges. The amount available from this policy with respect to the required minimum distribution is based solely on this policy.

Any amount requested in excess of the IRC required minimum distribution will have the appropriate surrender charges applied, unless the excess distribution qualifies as surrender charge-free under any additional options provided.

Advisory Fee Withdrawals cannot be used to satisfy Your required minimum distribution requirements.

Nursing Care and Terminal Condition Waiver

This benefit is not intended to provide long-term care or nursing home insurance. This benefit is not available if the Owner or Owner’s spouse (Annuitant or Annuitant’s spouse, if the Owner is a non-natural person) has been admitted to a Hospital on the Policy Date or already resides in a Nursing Facility on the Policy Date.

Beginning in the first Policy Year, You may elect to Surrender or withdraw a portion of the Policy Value without surrender charges if the Owner or Owner’s spouse (Annuitant or Annuitant’s spouse, if the Owner is a non-natural person) has been:

1.	Confined in a Hospital or Nursing Facility for 30 consecutive days; or

2.	Diagnosed as having a Terminal Condition.

The minimum withdrawal under this waiver is $1,000. This option is available even during Policy Years when other withdrawal options are exercised.

For a waiver related to confinement in a Hospital or Nursing Facility, we must receive each withdrawal request (and proof of eligibility with each request) no later than 90 days following the date that confinement has ceased, unless it can be shown that it was not reasonably possible to provide the notice and proof within the above time period and that the notice and proof were given as soon as reasonably possible. However, in no event shall the notice and proof be provided later than one year following the date that confinement has ceased. Proof of confinement may be a Physician’s statement or a statement from a Hospital or Nursing Facility administrator.

For a waiver related to a Terminal Condition, proof of eligibility is required only with the initial withdrawal request and must be furnished by the Owner’s, Owner’s spouse’s, Annuitant’s, or Annuitant’s spouse’s Physician. We must receive a new request for each withdrawal under this waiver. Each withdrawal request must be received no later than one year following diagnosis of the Terminal Condition.

If a request for this waiver is denied, the Owner will be notified of the denial. The Owner will be provided an opportunity to instruct the Company of their desire to either proceed with or cancel their withdrawal or Surrender, including any surrender charges, if a waiver request is denied.

Unemployment Waiver

Beginning in the first Policy Year, You may elect to Surrender or withdraw a portion of the Policy Value without surrender charges if the Owner or Owner’s spouse (Annuitant or Annuitant’s spouse, if the Owner is a non-natural person) becomes unemployed. In order to qualify, You (or Your spouse):

1.	Must have been employed full-time for at least two consecutive years prior to Your becoming unemployed;

2.	Must have been employed full-time on Your Policy Date;

3.	Must have been unemployed for at least 60 consecutive days at the time of withdrawal; and

4.	Must have a minimum Cash Value of $5,000 at the time of withdrawal.

The minimum withdrawal under this waiver is $1,000. This option is available even during Policy Years when other withdrawal options are exercised.

Proof of unemployment will consist of providing us with a determination letter from the applicable state’s Department of Labor, which verifies that You or Your spouse qualify for and are receiving unemployment benefits at the time of withdrawal. The determination letter must be received by us no later than 90 days following the date of the withdrawal request.

If a request for this waiver is denied, the Owner will be notified of the denial. The Owner will be provided an opportunity to instruct the Company of their desire to either proceed with or cancel their withdrawal or Surrender, including any surrender charges, if a waiver request is denied.

Surrender Charges

Withdrawals or Surrenders in excess of the surrender charge-free amount are subject to a surrender charge. The amount of this charge, if any, will be a percentage, as shown in the table in Section 2 – Policy Data, of the Premium Payments withdrawn from the Policy Value.

For the purposes of calculating the surrender charge, all Earnings are considered to be withdrawn first and will reduce Your annual surrender charge-free amount. After all Earnings are withdrawn, the oldest Premium Payment is the first Premium Payment considered to be withdrawn. If the amount withdrawn exceeds this, the next oldest Premium Payment is considered to be withdrawn, and so on until the most recent Premium Payments are deemed to be withdrawn (the procedure being applied to withdrawals of premium is “First-In, First-Out” or FIFO procedure).

Minimum Values

Benefits available under this policy, including any paid up annuity values, Cash Values, nonforfeiture values and death benefits, will not be less than the minimum benefits required by applicable state law. Minimum benefits will be increased to reflect any guaranteed additional amounts credited to the policy and will be decreased by prior withdrawals.

Minimum Required Cash Value

The Minimum Required Cash Value is the amount prescribed by applicable state nonforfeiture law, and is the minimum amount required to be paid to You on Surrender. The minimum amount is determined differently than Your policy’s Cash Value, and is described in Section 2 – Policy Data.

Advisory Fee Withdrawal

If You have an advisor, asset manager or broker/dealer who manages Your policy for a fee, You may elect to have that Advisory Fee deducted from Your Policy Value and paid directly to Your advisor, asset manager or broker/dealer.

An Advisory Fee Withdrawal is the Advisory Fee amount You have authorized Us to deduct from Your Policy Value and pay directly to Your advisor, asset manager or broker/dealer on Your behalf. Advisory Fee deductions may begin after the policy’s Right to Cancel Period.

Any amount of Advisory Fee in excess of the Advisory Fee Withdrawal Maximum Percentage shown in Section 2 – Policy Data is treated as a withdrawal under this Policy and is subject to all withdrawal provisions.

SECTION 6 – POLICY VALUE

Policy Value

On or before the Annuity Commencement Date, the Policy Value is equal to Your:

1.	Premium Payment(s); minus

2.	Gross withdrawals (withdrawal plus the surrender charge on the portion of the requested withdrawal that is subject to the surrender charge); plus

3.	Accumulated gains in the Index Account(s); minus

4.	Accumulated losses in the Index Account(s); plus

5.	Interest credited to the Fixed Account (if any) and Fixed Holding Account; minus

6.	Service Charge, Rider fees, Advisory Fee Withdrawals and premium taxes if any.

Service Charge

On each Policy Anniversary prior to the Annuity Commencement Date and at the time of Surrender, we may deduct an annual service charge as set forth in Section 2 - Policy Data. The service charge will be deducted from each Account in proportion to the portion of Policy Value (prior to such charge) in each Account, excluding the Fixed Holding Account until all other Accounts have been depleted. In no event will the service charge exceed 2% of the Policy Value or the maximum, as shown in Section 2 - Policy Data, on the Policy Anniversary or at the time of Surrender.

SECTION 7 – ACCOUNTS

Separate Account

Premium Payments made to this contract that are not allocated to the Fixed Account or Fixed Holding Account are invested in the Separate Account. We have exclusive and absolute ownership and control of the assets of the Separate Account and the assets of the Separate Account are subject to liabilities arising out of other business the company may conduct. It is a non-unitized separate account. You do not share in the investment performance of assets allocated to the Separate Account. All investment income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are owned by the Company. The obligations under this Contract are independent of the investment performance of the Separate Account and are the obligations of the Company.

We will maintain in the Separate Account assets with an aggregate value at least equal to the reserves and other contract liabilities of the Separate Account. If the aggregate value of Separate Account assets should fall below such amount, the Company will transfer assets into the Separate Account so that the value of the Separate Account’s assets is at least equal to such amount. Assets supporting reserves for annuity benefits under such contracts, in the course of payment, shall not be maintained in the Separate Account.

Fixed Holding Account

Premium Payments will be held in the Fixed Holding Account until the Allocation Date. Interest will be credited daily and compounded annually, based on a fixed rate, until the Allocation Date shown in Section 2- Policy Data. The interest rates we declare are subject to change, but will never be less than the Guaranteed Minimum Effective Annual Interest Rate shown in Section 2 – Policy Data. Interest will only be credited to the Fixed Holding Account up until the last available Annuity Commencement Date shown in Section 2 - Policy Data.

Allocation Account(s)

Initial or subsequent Premium Payments may be allocated to one or more of the available Allocation Account(s) noted below. Also, a portion of Your Policy Value may be transferred to one or more of the available Allocation Account(s) noted below, subject to the transfer restrictions in section 8. An Allocation Account becomes effective on the date You initially allocate Premium Payments or transfer Policy Value to it.

1.	Fixed Account

Interest on Premium Payments allocated to and any portion of Your Policy Value transferred to the Fixed Account will be credited daily and compounded annually, based on a fixed rate. The interest rates we declare will be credited for a Crediting Period as shown in Section 2-Policy Data, measured from the date each Premium Payment or transfer is allocated to the Fixed Account and will not change during that Crediting Period . Interest will only be credited to the Fixed Account up until the last available Annuity Commencement Date shown in Section 2 - Policy Data. These rates will never be less than the Guaranteed Minimum Effective Annual Interest Rate shown in Section 2 – Policy Data.

2.	Index Account(s)

We will issue one or more riders to this Policy which make Index Account(s) available. The rider(s) set forth the terms of the Index Account Option(s) including applicable fees, the Index Credit Rates and Index Account value computation.

SECTION 8 – TRANSFERS

Transfers before the Annuity Commencement Date

Transfers of Policy Value are not permitted other than at the end of a Crediting Period. At such time, Policy Value may be transferred among the Allocation Account(s). We will provide You notice prior to reaching the end of a Crediting Period. You may choose the Allocation Account(s) You want the values transferred into by giving us instructions no later than one Business Day before the end of the Crediting Period. Your instructions must indicate the percentage to allocate to various Allocation Account(s). Each percentage may be either zero or any whole number; however, the allocation among all Allocation Account(s) must total 100%.

In the absence of such instructions, the values will be transferred into the same Index Account Option and Crediting Period as the expiring Index Account Option, unless that option is not available, in which case, the values will be transferred into the Fixed Account. Any Index Account Option may not have a Crediting Period that extends beyond the last available Annuity Commencement Date shown in Section 2 - Policy Data, in which case the value would be transferred into the Fixed Account.

However, if the Fixed Account is not being offered, the values will transfer into the Index Account Option with, in order of priority, the shortest Crediting Period, the highest Downside Protection Rate and the highest Cap Rate from the Index Account Options available at the end of the Crediting Period. We will mail You a notice of completion of the transfer and will deem You to have accepted the new option if we have not received written rejection from You within 30 days from the postmark date of the completion notice. We reserve the right, at our sole discretion, for new Premium Payments or transfers, to offer new or discontinue previously offered Allocation Account(s), however no less than one Account will be made available.

SECTION 9 - DEATH PROCEEDS

A.	BENEFICIARIES

You may designate, or later change, a beneficiary or beneficiaries to receive amounts payable upon Your death. You must notify us of Your beneficiary designation (or beneficiary change) in writing, on a form acceptable to us. The beneficiary designation (or beneficiary change) will take effect upon the date You sign it, whether or not You are living when we receive it, subject to any payments made or actions taken by the Company prior to receipt of this notice. The notice must have been postmarked (or show other evidence of delivery that is acceptable to us) on or before the Decedent’s date of death. Your most recent beneficiary change notice will replace any prior beneficiary designations. No change will apply to any payment we made before the written notice was received by us. Beneficiary consent to a designation or change is not required unless the beneficiary was irrevocably designated or consent is otherwise required by law. If an irrevocable beneficiary dies, You may designate a new beneficiary.

If there is more than one beneficiary at any level (primary or contingent), and You failed to specify their interest, they will share equally.

General Distribution Rules

Amounts payable upon death will be paid as follows:

1.	If an individual Owner is alive at the time of Decedent’s death, payment will be made to that surviving Owner; otherwise

2.	If a primary beneficiary is alive at the time of Decedent’s death, payment will be made to the primary beneficiary; otherwise

3.

If a primary beneficiary dies before the Decedent and there are additional living primary beneficiaries, the Decedent’s primary beneficiary’s interest will be shared proportionately with all living primary beneficiaries; otherwise

4.	If all primary beneficiaries die before the Decedent’s death, payment will be made to the living contingent beneficiary(ies), if any; otherwise

5.

If a contingent beneficiary dies before the Decedent and there are additional living contingent beneficiaries, the deceased contingent beneficiary’s interest will be shared proportionately with all living contingent beneficiaries; otherwise

6.	In the event no primary or contingent beneficiaries have been named and/or all have died before the Decedent, payment will be made to the Owner’s estate.

If a primary or contingent beneficiary dies after the Decedent’s death, but prior to death proceeds being payable to the beneficiary, payment will be made to the beneficiary’s estate.

Other Specific Instructions

You may provide specific instructions to the Company which direct that upon the death of a beneficiary, that their interest pass to a specific contingent beneficiary(ies) or per stirpes.

1.

Per Stirpes: If You provide instructions that a specific primary or contingent beneficiary’s share be passed per stirpes, we will pay that beneficiary’s share to their identifiable lineal descendants who are living at the time of Decedent’s death.

2.

Specific Contingent: If You provide instructions that a specific primary or contingent beneficiary’s share be passed to a specified contingent beneficiary(ies), we will pay that specific beneficiary’s share to those identifiable specific contingent beneficiaries who are living (or in existence) at the time of Decedent’s death.

A deceased beneficiary share will be distributed as outlined under General Distribution Rules above.

Protection of Proceeds

Unless You otherwise direct by providing written notice to us, and subject to our consent, no beneficiary may assign any payments under this policy before the same are due. To the extent permitted by law, no payments under this policy will be subject to the claims of creditors of any beneficiary.

B.	REQUIRED DISTRIBUTIONS WHERE OWNER DIES BEFORE THE ENTIRE DEATH PROCEEDS ARE DISTRIBUTED

Upon the death of an Owner, any remaining death proceeds shall be distributed in accordance with IRC Section 72(s) and underlying regulations.

Death before Annuity Commencement Date

Except to the extent that an exception applies, if any Owner dies before the Annuity Commencement Date, the entire interest in the policy will be distributed within 5 years after the death of such Owner, with the exception of:

1.	Certain Amounts Payable Over Life Of Beneficiary

If any portion of the Owner’s interest is payable to (or for the benefit of) a Designated Beneficiary, such portion will be distributed (in accordance with IRC Section 72(s) and underlying regulations) over the life of such Designated Beneficiary (or over a period not extending beyond the life expectancy of such Designated Beneficiary), and such distributions must begin no later than 1 year after the date of the Owner’s death.

2.	Surviving Spouse who is the Designated Beneficiary

If the Designated Beneficiary is the surviving spouse of the deceased Owner, then such spouse may elect to continue the policy as the new Owner. The spousal continuation election is only available once per policy.

3.	Owner-elected Method of Payment

Prior to death, the Owner may elect the method of payment for a Designated Beneficiary, subject to any applicable restrictions in the Code and subject to applicable administrative rules.

Death on or after Annuity Commencement Date

If any Owner dies on or after the Annuity Commencement Date and before the entire interest in the policy has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distributions being used as of the Owner’s date of death.

Special Rule Where Owner Is A Trust, Corporation Or Other Non-Individual

For purposes of this section, if the Owner is not an individual, then

1.	The death of an Annuitant shall be treated as the death of the Owner; and

2.	If there is a change of Annuitant, such change shall be treated as the death of the Owner.

Exception For Certain Annuity Contracts

Section B. shall not apply to any annuity contract which is provided under a plan described in IRC Sections 401(a), 403(a), 403(b), 408 or 408A, an annuity that is a qualified funding asset (as defined in Code Section 130(d), but without regard to whether there is a qualified assignment), or a trust that is exempt from tax under Code Section 501.

C.	AMOUNT

The amount payable upon death will be determined and made payable upon receipt, in Good Order, of satisfactory proof of death, and written directions from each eligible recipient regarding how they wish to receive the amount payable. We reserve the right to independently verify the status of any life relevant to the policy, including verifying when or if the Owner(s) or Annuitant has died.

Prior to Annuity Commencement Date: Death of Owner who was also the Annuitant

Upon the death of the Owner who was also the Annuitant, the amount of the death benefit payable will be the greatest of:

1.	The Policy Value on the date we receive due proof of death and an election of method of settlement;

2.

The Fixed Account and Fixed Holding Account portions of the Minimum Required Cash Value plus the Index Account(s) portion of the Policy Value, on the date we receive due proof and an election of method of settlement; or

3.

The Guaranteed Minimum Death Benefit (GMDB), if any, on the date of death, plus any additional Premium Payments received, less any gross withdrawals from the date of death to the date of payment of death proceeds.

If elected, the Guaranteed Minimum Death Benefit (GMDB) will establish a minimum death benefit payable under the policy. Your election, if any, is shown in Section 2 - Policy Data. If a death benefit is payable and the policy is continued, an amount equal to the excess, if any, of the Guaranteed Minimum Death Benefit over the Policy Value will then be added to the Policy Value. This is a one-time only Policy Value adjustment applied at the time the policy is continued.

If a death benefit is payable and the policy is continued, all current surrender charges at the time of continuation will be waived. Any premium received after the time of continuation will be subject to any applicable surrender charges.

In the event of simultaneous deaths of both the Owner and the Annuitant, the death proceeds will be calculated as shown above.

Prior to Annuity Commencement Date: Death of Owner who was not also the Annuitant

Upon the death of the Owner who was not also the Annuitant, the amount of the death benefit payable will be the Cash Value.

D.	DEATH OF ANNUITANT WHO WAS NOT ALSO AN OWNER PRIOR TO THE ANNUITY COMMENCEMENT DATE

Upon the death of the Annuitant who was not an Owner, and the Owner is a natural person (not a trust, corporation, or other non-individual), the Owner shall become the Annuitant. In the case of joint Owners (who are natural persons) where neither is the deceased Annuitant, the youngest Owner shall become the Annuitant. The Policy Value will be adjusted to the greatest of:

1.	The Policy Value on the date we receive due proof of death and an election of method of settlement;

2.

The Fixed Account and Fixed Holding Account portions of the Minimum Required Cash Value plus the Index Account(s) portion of the Policy Value, on the date we receive due proof and an election of method of settlement; or

3.

The Guaranteed Minimum Death Benefit (GMDB), if any, on the date of death, plus any additional Premium Payments received, less any gross withdrawals from the date of death to the date of payment of death proceeds.

This is a one-time only Policy Value adjustment applied at the time the Owner becomes the Annuitant.

DEATH ON OR AFTER THE ANNUITY COMMENCEMENT DATE

In the event of a death, on or after the Annuity Commencement Date, the amount payable will depend on the income option selected. If any Owner dies on or after the Annuity Commencement Date, but before the entire interest in the policy is distributed, the remaining portion of such interest in the policy will be distributed to the beneficiary(ies) at least as rapidly as under the method of distribution being used as of the date of that death.

SECTION 10 – INCOME OPTIONS

A.	GENERAL PAYMENT PROVISIONS

Payment

You may use the Policy Value or the Fixed Account and Fixed Holding Account portions of the Minimum Required Cash Value plus the Index Account(s) portion of the Policy Value, if greater, on the Annuity Commencement Date to purchase one or more fixed income options. If the policy is in force on the last available Annuity Commencement Date, we will make annuity payments to the Payee under Option 2(b), Life with 10 years certain, or if elected, under one or more of the other options described in this section, or any other method of payment if we agree. However, the option(s) elected must provide for lifetime income or income for a period of at least 120 months. Payments will be made at 1, 3, 6 or 12 month intervals. We reserve the right to avoid making payments of less than $20.00.

Subject to the limitations in Section 9, before the Annuity Commencement Date, if the death proceeds become payable or if You Surrender this policy, we will pay any proceeds in one sum, or if elected, all or part of these proceeds may be placed under one or more of the options described in this section.

Adjusted Age

Payments under Options 2 and 4 are determined based on the adjusted age of the Annuitant. The adjusted age is the Annuitant’s actual age on the Annuitant’s nearest birthday, at the Annuity Commencement Date, adjusted as follows:

Annuity
Commencement Date	Adjusted Age
Before 2025	Actual Age
2025 - 2032	Actual Age minus 1
2033 - 2040	Actual Age minus 2
2041 - 2048	Actual Age minus 3
2049 - 2055	Actual Age minus 4
After 2055	Determined by us

Qualified Plans and Policies

Certain income options may not be available or may be limited for qualified plans and qualified policies in order to ensure compliance with the IRC.

Proof of Age

We may require proof of the age of any person who has an annuity purchased under Options 2 and 4 of this section before we make the first payment.

Minimum Proceeds

If the proceeds are less than $2,000, we reserve the right to pay them out as a lump sum instead of applying them to an income option.

Supplementary Contract

Once proceeds become payable and an income option has been selected, we will issue a supplementary contract to reflect the terms of the selected option. The contract will name the Payee(s) and will describe the payment schedule.

B.	FIXED INCOME OPTIONS

Guaranteed Income Options

The fixed income option is determined by multiplying each $1,000 of policy proceeds allocated to a fixed income option by the amounts shown in Section 11 for the option You select. Options 1 and 3 are based on a minimum guaranteed interest rate shown in Section 11. Options 2 and 4 are based on a minimum guaranteed interest rate shown in Section 11 and the mortality table shown in Section 11. The mortality rates are adjusted based on improvements in mortality to more appropriately reflect increased longevity.

Option 1 – Income for a Specified Period

We will make level payments only for the fixed period You choose. Payments must not be for less than 120 months and should not exceed the Annuitant’s life expectancy. In the event of the death of the person receiving payments prior to the end of the fixed period elected, payments will be continued to that person’s beneficiary. No funds will remain at the end of the specified period.

Option 2 – Life Income

You may choose between:

a.	Life Only – We will make level payments only during the Annuitant’s lifetime;* or

b.	Life 10 Years Period Certain – We will make level payments for the longer of:

1.	The Annuitant’s lifetime; or

2.	10 years, whichever is longer; or

c.	Guaranteed Return of policy proceeds – We will make level payments for the longer of:

1.	The Annuitant’s lifetime; or

2.	Until the total dollar amount of payments made to You equals the amount applied to this option.

*Option 2(a) is not available for adjusted ages greater than 85.

Option 3 – Income of a Specified Amount

Payments are made for any specified amount until the amount applied to this option, with interest, is exhausted. Payments must not be for less than 120 months and should not exceed the Annuitant’s life expectancy. This will be a series of level payments followed by a smaller final payment. In the event of the death of the person receiving payments prior to the time policy proceeds with interest are exhausted, payments will be continued to that person’s beneficiary.

Option 4 – Joint and Survivor Annuity

You may choose between:

a.	Life Only – We will make level payments only during the Annuitants’ lifetimes;** or

b.	Life and 10 Years Period Certain – We will make level payments for the longer of:

1.	The Annuitant’s lifetime and a joint Annuitant of Your selection; or

2.	10 years, whichever is longer.

**Option 4(a) is not available for adjusted ages greater than 85.

Current Income Options

The amounts shown in the tables in Section 11 are the guaranteed amounts. Payments at the time of their commencement will not be less than those that would be provided by the application of the policy proceeds to purchase a single premium immediate annuity policy at purchase rates offered by the Company at the time to the same class of Annuitants.

SECTION 11 - GUARANTEED FIXED INCOME OPTION TABLES*

The amounts shown in these tables are the guaranteed amounts for each $1,000 of the policy proceeds.

Higher current amounts may be available at the time of settlement.

Option 1			Option 2(a)			Option 2(b)			Option 2(c)
Number of Years Payable	Amount of Monthly Installment		Monthly Installment For Life No Period Certain			Monthly Installment For Life 10 Years Certain			Monthly Installment For Life Guaranteed Return of Policy Proceeds
		Age**	Male	Female	Unisex	Male	Female	Unisex	Male	Female	Unisex
		50	$2.22	$2.00	$2.07	$2.21	$2.00	$2.06	$1.85	$1.74	$1.78
		51	2.27	2.05	2.12	2.26	2.05	2.11	1.89	1.78	1.80
		52	2.33	2.10	2.17	2.32	2.10	2.17	1.91	1.80	1.84
		53	2.40	2.15	2.23	2.39	2.15	2.22	1.95	1.84	1.88
		54	2.46	2.21	2.29	2.45	2.21	2.28	1.99	1.88	1.91
		55	2.54	2.27	2.35	2.52	2.26	2.34	2.03	1.91	1.95
		56	2.61	2.33	2.42	2.59	2.33	2.41	2.07	1.95	1.99
		57	2.69	2.40	2.49	2.67	2.39	2.48	2.13	1.99	2.03
		58	2.77	2.47	2.56	2.75	2.46	2.55	2.17	2.03	2.07
10	8.44	59	2.86	2.54	2.64	2.83	2.53	2.62	2.21	2.07	2.13
11	7.68	60	2.95	2.62	2.72	2.92	2.61	2.70	2.26	2.13	2.17
12	7.05	61	3.05	2.70	2.81	3.02	2.69	2.79	2.32	2.17	2.21
13	6.51	62	3.16	2.79	2.90	3.11	2.77	2.88	2.38	2.22	2.26
14	6.06	63	3.27	2.88	3.00	3.22	2.86	2.97	2.44	2.28	2.33
15	5.66	64	3.39	2.98	3.10	3.33	2.95	3.07	2.49	2.34	2.39
16	5.31	65	3.51	3.09	3.21	3.45	3.05	3.17	2.55	2.39	2.43
17	5.01	66	3.65	3.20	3.33	3.57	3.16	3.28	2.61	2.44	2.49
18	4.73	67	3.79	3.32	3.46	3.70	3.27	3.40	2.69	2.50	2.55
19	4.49	68	3.95	3.44	3.59	3.83	3.39	3.53	2.75	2.57	2.64
20	4.27	69	4.11	3.58	3.74	3.97	3.52	3.66	2.82	2.64	2.69
		70	4.29	3.73	3.89	4.12	3.65	3.79	2.90	2.72	2.77
		71	4.47	3.89	4.06	4.27	3.80	3.94	3.00	2.79	2.84
		72	4.67	4.06	4.24	4.43	3.95	4.09	3.08	2.86	2.93
		73	4.88	4.24	4.43	4.59	4.11	4.25	3.15	2.94	3.02
		74	5.10	4.44	4.64	4.76	4.27	4.42	3.25	3.06	3.12
		75	5.34	4.65	4.86	4.94	4.45	4.60	3.35	3.13	3.20
		76	5.60	4.88	5.09	5.12	4.63	4.78	3.46	3.21	3.30
		77	5.88	5.13	5.35	5.31	4.82	4.97	3.60	3.35	3.41
		78	6.17	5.40	5.63	5.50	5.02	5.17	3.66	3.44	3.51
		79	6.49	5.69	5.92	5.69	5.22	5.37	3.81	3.53	3.62
		80	6.82	6.00	6.24	5.88	5.43	5.57	3.89	3.68	3.74
		81	7.19	6.34	6.59	6.08	5.65	5.78	4.06	3.81	3.87
		82	7.58	6.70	6.96	6.27	5.86	5.99	4.20	3.89	4.00
		83	7.99	7.10	7.36	6.46	6.08	6.20	4.34	4.09	4.16
		84	8.44	7.53	7.80	6.65	6.29	6.40	4.50	4.23	4.32
		85	8.92	7.99	8.27	6.83	6.49	6.60	4.70	4.40	4.49
		86				7.00	6.69	6.79	4.89	4.54	4.74
		87				7.17	6.88	6.97	5.11	4.71	4.84
		88				7.32	7.06	7.14	5.28	4.90	5.08
		89				7.47	7.23	7.31	5.53	5.19	5.27
		90				7.60	7.39	7.46	5.73	5.39	5.48
		91				7.73	7.53	7.59	5.88	5.63	5.79
		92				7.84	7.66	7.72	6.17	5.78	5.97
		93				7.95	7.79	7.84	6.44	6.02	6.17
		94				8.04	7.90	7.94	6.79	6.46	6.52
		95				8.12	8.00	8.04	7.13	6.73	6.83
		96				8.20	8.09	8.13	7.40	6.89	7.17
		97				8.26	8.17	8.20	7.91	7.53	7.66
		98				8.31	8.24	8.27	8.19	7.84	7.75
		99				8.35	8.30	8.32	8.82	8.18	8.57

*

Guaranteed fixed income options 1 and 3 are based on the minimum guaranteed interest rate of 0.25%. Guaranteed fixed income options 2 and 4 are based on the minimum guaranteed interest rate of 0.25% and the “Annuity 2000” (male, female, and unisex if required by law) mortality table projected for improvement using projection scale G. The rates were projected dynamically using an assumed Annuity Commencement Date of 2020.

**	Adjusted Age as defined in Section 10.A.

Dollar amounts of monthly, quarterly, semi-annual and annual installments not shown in the above tables will be calculated on the same basis as those shown and may be obtained from the Company (if the option is available based on Adjusted Age as described in Section 10).

Option 4(a)

Monthly Installment For Joint and Survivor*

Adjusted Age of Male Annuitant**	Adjusted Age of Female Annuitant**
	15 Years Less Than Male	12 Years Less Than Male	9 Years Less Than Male	6 Years Less Than Male	3 Years Less Than Male	Same As Male	3 Years More Than Male
50	$1.45	$1.51	$1.58	$1.66	$1.73	$1.80	$1.87
55	1.58	1.66	1.75	1.84	1.93	2.02	2.10
60	1.75	1.85	1.95	2.07	2.18	2.29	2.41
65	1.95	2.08	2.21	2.36	2.51	2.66	2.81
70	2.21	2.37	2.55	2.74	2.94	3.15	3.35
75	2.54	2.76	3.00	3.26	3.54	3.83	4.11
80	2.99	3.29	3.62	3.99	4.39	4.79	5.18
85	3.60	4.02	4.50	5.03	5.59	6.17	6.71

Monthly Installment For Unisex Joint and Survivor*

Adjusted Age of First Annuitant**	Adjusted Age of Joint Annuitant**
	15 Years Less Than First	12 Years Less Than First	9 Years Less Than First	6 Years Less Than First	3 Years Less Than First	Same As First	3 Years More Than First
50	$1.47	$1.53	$1.60	$1.66	$1.72	$1.78	$1.84
55	1.61	1.68	1.76	1.84	1.92	2.00	2.06
60	1.78	1.87	1.97	2.07	2.17	2.27	2.36
65	1.99	2.11	2.24	2.37	2.50	2.62	2.74
70	2.26	2.41	2.58	2.76	2.93	3.11	3.27
75	2.60	2.81	3.04	3.28	3.53	3.77	4.00
80	3.07	3.36	3.68	4.02	4.37	4.71	5.04
85	3.71	4.12	4.58	5.07	5.57	6.07	6.54

*

Guaranteed fixed income options 1 and 3 are based on the minimum guaranteed interest rate of 0.25%. Guaranteed fixed income options 2 and 4 are based on the minimum guaranteed interest rate of 0.25% and the “Annuity 2000” (male, female, and unisex if required by law) mortality table projected for improvement using projection scale G. The rates were projected dynamically using an assumed Annuity Commencement Date of 2020.

**	Adjusted Age as defined in Section 10.A.

Dollar amounts of monthly, quarterly, semi-annual and annual installments for gender combinations not shown in the above tables will be calculated on the same basis as those shown and may be obtained from the Company (if the option is available based on Adjusted Age as described in Section 10).

Option 4(b)

Monthly Installment For Joint and Survivor (Life with 10 year Certain)*

Adjusted Age of Male Annuitant**	Adjusted Age of Female Annuitant**
	15 Years Less Than Male	12 Years Less Than Male	9 Years Less Than Male	6 Years Less Than Male	3 Years Less Than Male	Same As Male	3 Years More Than Male
50	$1.45	$1.51	$1.58	$1.66	$1.73	$1.80	$1.87
55	1.58	1.66	1.75	1.84	1.93	2.02	2.10
60	1.75	1.85	1.95	2.07	2.18	2.29	2.41
65	1.95	2.08	2.21	2.36	2.51	2.66	2.80
70	2.21	2.37	2.55	2.74	2.94	3.14	3.34
75	2.54	2.76	3.00	3.25	3.53	3.80	4.07
80	2.98	3.27	3.60	3.95	4.32	4.68	5.02
85	3.58	3.97	4.41	4.88	5.34	5.76	6.11

Monthly Installment For Unisex Joint and Survivor (Life with 10 year Certain)*

Adjusted Age of First Annuitant**	Adjusted Age of Joint Annuitant**
	15 Years Less Than First	12 Years Less Than First	9 Years Less Than First	6 Years Less Than First	3 Years Less Than First	Same As First	3 Years More Than First
50	$1.47	$1.53	$1.60	$1.66	$1.72	$1.78	$1.84
55	1.61	1.68	1.76	1.84	1.92	2.00	2.06
60	1.78	1.87	1.97	2.07	2.17	2.27	2.36
65	1.99	2.11	2.24	2.37	2.50	2.62	2.74
70	2.25	2.41	2.58	2.75	2.93	3.10	3.26
75	2.60	2.81	3.04	3.27	3.52	3.75	3.96
80	3.06	3.35	3.66	3.98	4.31	4.62	4.90
85	3.68	4.06	4.48	4.91	5.33	5.70	6.00

*

Guaranteed fixed income options 1 and 3 are based on the minimum guaranteed interest rate of 0.25%. Guaranteed fixed income options 2 and 4 are based on the minimum guaranteed interest rate of 0.25% and the “Annuity 2000” (male, female, and unisex if required by law) mortality table projected for improvement using projection scale G. The rates were projected dynamically using an assumed Annuity Commencement Date of 2020.

**	Adjusted Age as defined in Section 10.A.

Dollar amounts of monthly, quarterly, semi-annual and annual installments not shown in the above tables will be calculated on the same basis as those shown and may be obtained from the Company (if the option is available based on Adjusted Age as described in Section 10).

Transamerica Life Insurance Company

Cedar Rapids, IA

Contact us at 6400 C Street SW, Cedar Rapids, IA 52499

(800) 525-6205

www.transamerica.com